May 1, 2019	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

Via Edgar Mr. Jeff Long Division of Investment Management Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	The Oberweis Funds (File Nos. 33-9093 and 811-4854)

Dear Mr. Long:

On behalf of The Oberweis Funds (the “Trust”), this letter is in response to the comments you provided on April 2, 2019, during our telephone conference regarding the Trust’s annual report on Form N-CSR for the fiscal year ended December 31, 2018.

1.	Comment: In the “Growth of a $10,000 Investment” charts, for those Funds with an Institutional share class, a footnote states that returns for prior periods represent synthetic returns. Please explain how the synthetic returns were calculated.

Response: Returns are calculated using actual performance for each share class since its inception date. For time periods prior to inception date, the NAV of the Investor class adjusted by class specific expense (12b-1 fees) is used to calculate the synthetic returns for the Institutional share class.

2.	Comment: Accompanying the “Growth of a $10,000 Investment” charts, please include the disclosure required by Form N-1A, Item 27(b)(7)(ii)(B) that the graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares.

Response: The Trust will include this disclosure in future annual reports.

3.	Comment: In the prospectus, although all Funds invest in equity securities, only the Oberweis Small-Cap Value Fund includes equity securities risk. Please explain.

Response: Equity securities risk has been included for all Funds in the prospectuses dated May 1, 2019.

Mr. Jeff Long

May 1, 2019

4.	Comment: In the Financial Highlights tables, there are footnotes stating that the net expense ratios reflect the impact of expense offset arrangements with the custodian. Please explain whether this conforms to Rule 6-07(g)(2) of Regulation S-X (i.e., that expense ratios in the prospectus fee tables and Financial Highlights are gross of such offsets).

Response: The Financial Highlights tables reflect both the net and gross expense ratios. The net expense ratio conforms with Rule 6-07(g)(2) for expense offset arrangements.

5.	Comment: To the extent the Oberweis Small Cap-Value Fund invests in REITs, please consider adding disclosure to the Notes to Financial Statements that distributions received from REITs may be classified as dividends, capital gains or return on capital.

Response: The Trust will include this information in future reports to shareholders.

6.	Comment: If under the Funds’ expense reimbursement arrangements the expenses waived/reimbursed may be recouped by the investment adviser, please confirm that such arrangements conform to Audit Guide requirements (i.e., they are limited to three years from the date of the waiver and that expenses may only be recouped if a Fund’s expenses are under the expense cap).

Response: As disclosed in the Funds’ prospectus, the adviser may only recoup the amount of any expenses reimbursed during the term of the contract (which is for one year) if the recoupment does not cause a Fund’s expenses to exceed the expense limitation in place at the time of the reimbursement or currently, whichever is less.

7.	Comment: The predecessor fund to the Oberweis Small-Cap Value Fund had a different auditor than the Oberweis Small-Cap Value Fund prior to its reorganization into the Oberweis Small-Cap Value Fund. Please state whether such change was disclosed in accordance with Item 304 of Regulation S-K.

Response: Given that the reorganization resulted in the liquidation of the predecessor fund, the Trust did not believe this resulted in a change in auditor. However, if there is a future reorganization with a similar result, the Trust will disclose such change in auditor.

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Please call me at (312) 609-7616 if you have any questions.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser

cc:	Patrick B. Joyce James A. Arpaia